SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

US Court reassert the decision about Pasadena Refinery

Rio de Janeiro, March 12, 2010. – Petróleo Brasileiro S.A – Petrobras, informs that on March 10, 2010, the United States District Court for the South District of Texas confirmed an arbitration award issued on April 10, 2009 that found that Petrobras America Inc. (PAI), an indirect affiliate of Petróleo Brasileiro S.A. – Petrobras, acquired 100% of the interest held by Astra Oil Trading NV (Astra) in the Pasadena Refining System, Inc. (PRSI) and PRSI’s related trading company (Trading Company).

In October 2008, an arbitration panel issued a preliminary decision establishing the validity of certain put-options exercised by Astra and its affiliates in PRSI and the Trading Company. The preliminary arbitral decision found that a closing should have occurred as of September 17, 2008, resulting in PAI, an indirect subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (Petrobras), owning 100% of PRSI and the Trading Company and controlling such entities.

In April 2009, the arbitration panel issued a final decision, reaffirming the rulings in its preliminary decision and setting the put-option exercise price for PRSI at US$296 million.  The purchase price for the Trading Company was based on the market price of its inventory as of July 1, 2008, totaling approximately US$170 million. The purchase prices for PRSI and the Trading Company jointly amount US$ 466 million.

The arbitrators also found that Astra was entitled to reimbursement of Astra’s proportionate share of the payment of certain Trading Company debts, interest as well as attorneys’ fees and arbitration costs (totaling US$ 173 MM). The full amount set forth in the arbitral decision was approximately US$639 million. The impacts of such contingency have been considered on the first quarter 2009 balance sheet, as provided in note 11.4 of the Quarterly information-ITR 2009 (Similar to 10-Q) – 3rd Quarter 2009 – released to the market by Petrobras on November 13, 2009.

Later in April 2009, Astra delivered to PAI the stock power and assignments relating to the PRSI shares and the Trading Company partnership interests at issue in the arbitration.

PAI is considering to appeal against the March 10, 2010 ruling.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.